UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(AMENDMENT NO. 3)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g)

of the Securities Exchange Act of 1934

STATE STREET CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Massachusetts	04-2456637
(State of Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number

225 Franklin Street Boston, Massachusetts	02110
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class To be registered	Name of each exchange on which Each class to be registered
Preferred Share Purchase Rights	New York Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

Securities Act registration file number to which this form relates:

Securities to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of Class)

Introductory Statement.

On April 5, 2004, the Registrant entered into an amendment (the Amendment”) to the Amended and Restated Rights Agreement (the “Rights Agreement”) dated as of September 15, 1988, as amended as of September 20, 1990, and as amended and restated as of June 18, 1998, between State Street Corporation and BankBoston, N.A., as Rights Agent. The Amendment eliminated the requirement that certain actions relating to redemption may only be taken by Continuing Directors as defined in the Rights Agreement, thereby amending Sections 1(g), 23, and 27. The Rights Agreement, as amended, is attached hereto as Exhibit 1, reflects the changes to the Rights Agreement made by the Amendment, and is incorporated herein by reference. The foregoing description of the Amendment is qualified in its entirety by reference to said Exhibit.

The Registrant hereby amends Items 1 and 2 of the Registrant’s Form 8-A filed with the Securities and Exchange Commission on September 30, 1988, as amended by Amendment No. 1 thereto filed with the Commission on October 22, 1990 and Amendment No. 2 thereto filed with the Commission on July 7, 1998, to read in their entirety as follows:

Item 1.	Description of Registrant’s Securities to be Registered.

On September 15, 1988, the Board of Directors of State Street Corporation (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, $1 par value (the “Common Shares”), of the Company. The dividend was payable on October 7, 1988 (the “Record Date”) to the stockholders of record on that date. As adjusted for three 2-for-1 stock splits since September 15, 1988, each Right, as of April 5, 2004, entitles the registered holder to purchase from the Company one eight-hundredth of a share of Series A Junior Participating Preferred Stock, without par value (the “Preferred Shares”), of the Company at a price of $1060 per one one-hundredth of a Preferred Share (the “Purchase Price”) (which equated to $132.50 per one eight -hundredth of a Preferred Share), subject to further adjustment in accordance with the terms of the Amended and Restated Rights Agreement. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement (the “Amended and Restated Rights Agreement”) between the Company and BankBoston, N.A., as Rights Agent, as amended.

Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 10% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of such outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

The Amended and Restated Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Amended and Restated Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on September 15, 2008 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share would be, as of April 5, 2004, entitled to a minimum preferential quarterly dividend payment of $1 per share but would be entitled to an aggregate dividend of 800 times the dividend declared per Common Share, subject to further adjustment in accordance with the terms of the Amended and Restated Rights Agreement. In the event of liquidation, the holders of the Preferred Shares would be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 800 times the payment made per Common Share. Each Preferred Share would have 800 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share would be entitled to receive 800 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one eight -hundredth interest in a Preferred Share purchasable upon exercise of each Right, based upon the adjustments that have been effected to April 5, 2004, should approximate the value of one Common Share.

In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. In the event that there are insufficient Common Shares issued but not outstanding or authorized but unissued to permit the exercise in full of the Rights as described in the immediately preceding sentence, and if the Company is unable to authorize such additional Common Shares as is necessary to permit such exercise following good faith effort to so act, the Company will substitute a number of Preferred Shares (or fraction thereof) such that the current per share market price of one Preferred Share multiplied by such number is equal to the current per share market price of one Common Share as of the date of issuance of such Preferred Shares.

At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Shares and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group that have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment). In the event that there are insufficient Common Shares issued but not outstanding or authorized but unissued to permit any exchange of Rights as described in the immediately preceding sentence, and if the Company is unable to authorize such additional Common Shares as is necessary for such exchange following good faith effort to so act, the Company will substitute for each Common Share that would otherwise be issuable that number of Preferred Shares (or fraction thereof) such that the current per share market price of one Preferred Share multiplied by such number is equal to the current per share market price of one Common Share as of the date of issuance of such Preferred Shares.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions that are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.00125 per Right as adjusted as of April 5, 2004 (the “Redemption Price”). The Rights may also be redeemed during the 15-day period (which period may be extended in certain circumstances) following such acquisition by approval the Board of Directors. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company’s Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 10% or more of the Common Shares. The Amended and Restated Rights Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Amended and Restated Rights Agreement is qualified in its entirety by reference to such Exhibit.

Item 2.	Exhibits.

1.	Amended and Restated Rights Agreement, dated as of September 15, 1988, as amended as of September 20, 1990, as amended and restated as of June 18, 1998, and as amended as of April 5, 2004, between State Street Corporation and BankBoston, N.A., as Rights Agent (including the form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, par value $1.00 per share, of State Street Corporation as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C). Pursuant to the Amended and Restated Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 10% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the Common Shares.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

STATE STREET CORPORATION

Dated: April 5, 2004	By:	/s/ Edward J. Resch

Edward J. Resch
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1	Amended and Restated Rights Agreement, dated as of September 15, 1988, as amended as of September 20, 1990, as amended and restated as of June 18, 1998, and as amended as of April 5, 2004, between State Street Corporation and BankBoston, N.A., as Rights Agent (including the form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock, par value $1.00 per share, of State Street Corporation as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C). Pursuant to the Amended and Restated Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the tenth day after public announcement that a person or group has acquired beneficial ownership of 10% or more of the Common Shares or the tenth business day (or such later date as may be determined by action of the Board of Directors) after a person commences, or announces its intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the Common Shares.